UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 25, 2023, E-Home Household Service Holdings Limited (the “Company”) closed the registered direct offering of 107,317,074 ordinary shares at a purchase price of $0.111818 per share. The gross proceeds of this offering are approximately $12 million. The Company issued a total of 107,317,074 ordinary shares of the Company in the offering. After the closing of the offering and as of the date of this report, the total outstanding ordinary shares of the Company are 137,166,033 shares, of which approximately 134,436,291 shares are held by non-affiliates. The net proceeds from this offering will be used for general working capital and growth capital purposes.

All offers were made only by means of a prospectus, including a prospectus supplement pursuant to the Company’s effective shelf registration statement and base prospectus contained therein. The shelf registration statement on Form F-3 (File No. 333-259464) relating to the offering was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on August 17, 2022. A prospectus supplement related to the offering was filed with the SEC on July 24, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2023

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer